Exhibit 99.1

VINCI COMPASS REPORTS FIRST QUARTER 2025 EARNINGS RESULTS

Rio de Janeiro, May 12, 2025 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Compass,” “the Company,” "we," "us," or "our"), the controlling company of a leading alternative investments and global solutions provider in Latin America, reported today its first quarter 2025 earnings results.

Vinci Compass has issued a complete earnings release and a detailed presentation in the 'Quarterly Earnings' section of the company's website at: https://ir.vincicompass.com/financials/quarterly-results/

Alessandro Horta, Chief Executive Officer, stated, “The first quarter of 2025 is our first full quarter operating as Vinci Compass, and marks a meaningful milestone of six months since the closing of our business combination. During these six months we have advanced significantly in the integration of our combined platforms by fostering collaboration at every level - from operational synergies in our offices to the unification of expertise across management and commercial teams. By bringing together complementary capabilities and diverse perspectives, we have accelerated value creation and have been laying a strong foundation for sustainable growth across the short, medium and long term. In the first quarter we delivered strong fundraising results, with R$1.1 billion in capital subscriptions, mainly across our Credit segment, with remains a cornerstone of our strategic focus. We are actively scaling multiple initiatives across a wide range of strategies and geographies.”

Dividends

Vinci Compass has declared a quarterly dividend of US$0.15 per share to record holders of common stock at the close of business on May 27, 2025. This dividend will be paid on June 10, 2025.

Financial Highlights

Vinci Compass posted Fee Related Earnings of R$65.7 million in the 1Q’25, or R$1.04 per common share. Adjusted Distributable Earnings of R$62.3 million in the 1Q’25, or R$0.98 per common share.

Earnings Conference Call

To access the conference call please visit the Events section of the Company's website at: https://ir.vincicompass.com/news-and-events/events. For those unable to listen to the live broadcast, a replay will be available in the same section of the website.

About Vinci Compass

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from eleven offices in Latin America and the US, our expertise spans: Private Equity, Credit, Real Estate, Infrastructure, Forestry, Equities, Global Investment Products & Solutions, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. As of March 2025, Vinci Compass had R$305 billion in assets under management and advisory.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Kate Thompson / Tim Ragones

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Latin America Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240